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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005                      Commission File No.: 333-14072

                                LUSCAR COAL LTD.

                            LUSCAR ENERGY PARTNERSHIP
              (Translation of each registrant's name into English)

           Luscar Coal Ltd.                     Luscar Energy Partnership
          1600 Oxford Tower
          10235 - 101 Street                        1133 Yonge Street
           Edmonton, Alberta                        Toronto, Ontario
            Canada T5J 3G1                           Canada, M4T 2Y7
          (Address of each registrant's principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F    X   Form 40-F
                                   -----           -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

     If "Yes, is marked, indicate below the file number assigned to the registrants in connection with Rule 12g3-2(b): 82-_____.

1.1  The Registrants' interim report for the first quarter 2005.

2.1 Certification of Luscar Coal Ltd. Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

2.2  Sworn Written Statement of Luscar Coal Ltd. Chief Executive Officer

2.3  Sworn Written Statement of Luscar Coal Ltd. Chief Financial Officer

3.1 Certification of Luscar Energy Partnership Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

3.2  Sworn Written Statement of Luscar Energy Partnership Chief Executive
     Officer

3.3  Sworn Written Statement of Luscar Energy Partnership Chief Financial
     Officer

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        LUSCAR COAL LTD.


Date: April 26, 2005                    By /s/ Garnet Clark
                                           -------------------------------------
                                        Name: Garnet Clark
                                        Title: Chief Financial Officer

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        LUSCAR ENERGY PARTNERSHIP


Date: April 26, 2005                    By /s/ Patrice Merrin Best
                                           -------------------------------------
                                        Name: Patrice Merrin Best
                                        Title: Chief Executive Officer

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                                  Exhibit Index

1.1  The Registrants' interim report for the first quarter 2005.

2.1 Certification of Luscar Coal Ltd. Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

2.2  Sworn Written Statement of Luscar Coal Ltd. Chief Executive Officer

2.3  Sworn Written Statement of Luscar Coal Ltd. Chief Financial Officer

3.1 Certification of Luscar Energy Partnership Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

3.2  Sworn Written Statement of Luscar Energy Partnership Chief Executive
     Officer

3.3  Sworn Written Statement of Luscar Energy Partnership Chief Financial
     Officer